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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)



                               BIOPURE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   09065H 10 5
                                   -----------
                                 (CUSIP Number)


                                  Kenneth Liang
                       Managing Director & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                 (213) 830-6300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      09065H 10 5                       PAGE   2   OF    9    PAGES
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                                  SCHEDULE 13D


============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/X/
                                                                        (b)/ /
-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS

               OO
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                / /
               IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
-------------------- ------- ---------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 2,996,247
   BENEFICIALLY      ------- ---------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH                  None
     REPORTING
    PERSON WITH      ------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             2,996,247
                     ------- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None

-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,996,247
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 / /
               EXCLUDES CERTAIN SHARES
-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.3%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IA;OO
============== =================================================================


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CUSIP NO.      09065H 10 5                       PAGE   3   OF    9    PAGES
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                                  SCHEDULE 13D


============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)/X/
                                                                         (b)/ /
-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS

               WC
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 / /
               IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------- ------- ---------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 2,996,247
   BENEFICIALLY      ------- ---------------------------------------------------
     OWNED BY          8     SHARED VOTING POWER
       EACH                  None
     REPORTING       ------- ---------------------------------------------------
    PERSON WITH        9     SOLE DISPOSITIVE POWER
                             2,996,247

                     ------- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None

-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,996,247

-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 / /
               EXCLUDES CERTAIN SHARES

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.3%

-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
============== =================================================================


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CUSIP NO.      09065H 10 5                       PAGE   4   OF    9    PAGES
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ITEM 1. SECURITY AND ISSUER

This Statement relates to Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of Biopure Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 11 Hurley Street, Cambridge, Massachusetts, 02141.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This Statement is filed on behalf of:
     (i) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and
     (ii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

(i)  Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

EXECUTIVE OFFICERS AND MEMBERS

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and
                             Administrative Officer
Kenneth Liang              Managing Director and General Counsel

(iii)    The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner. (See information in section (ii) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

Bruce A. Karsh
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

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CUSIP NO.      09065H 10 5                       PAGE   5   OF    9    PAGES
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(d) & (e)

During the last five years, neither Oaktree nor the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Oaktree Fund beneficially owns an aggregate of 2,996,247 shares of Class A Common Stock. The Oaktree Fund acquired 2,856,206 shares of Class A Common Stock upon the conversion of 2,486,088 shares of the Issuer's Series C Convertible Preferred Stock and 76,401 shares of Class A Common Stock upon the conversion of 83,333 shares of the Issuer's Series D Convertible Preferred Stock. The conversions were effected in connection with the August 4, 1999 initial public offering of the Class A Common Stock. In addition, the Oaktree Fund purchased 120,000 shares of Class A Common Stock at the initial public offering for $12.00 per share and holds immediately exercisable warrants to purchase 180,140 shares of Class A Common Stock at an exercise price of $12.00 per share. All purchases were made from the working capital of the Oaktree Fund. The Oaktree Fund also beneficially owns 2,500 shares of Class A Common Stock pursuant to options exercisable within 60 days of August 4, 1999 issued to Stephen A. Kaplan, a director of the Issuer, for the benefit of the Oaktree Fund (the "Option Shares"). Mr. Kaplan disclaims all pecuniary and other interests in the Option Shares in which the Oaktree Fund will be the beneficial holder. The Oaktree Funs sold an aggregate of 239,000 shares of Class A Common Stock on various dates from February 1, 2000 to March 9, 2000.


ITEM 4. PURPOSE OF TRANSACTION

The Oaktree Fund acquired the shares of Class A Common Stock for investment purposes. Oaktree, as the general partner of the Oaktree Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Class A Common Stock will be acquired by the Oaktree Fund. The investment strategy of the Oaktree Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Class A Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Class A Common Stock beneficially owned by Oaktree and the Oaktree Fund may be sold. In connection with the Issuer's secondary offering, the Oaktree Fund entered into a lock-up agreement pursuant to which it agreed, subject to certain exceptions, that it will not offer, sell or otherwise dispose of any of the shares of Class A Common Stock owned by it prior to June 12, 2000 without the prior written consent of the representatives of the underwriters in the initial public offering. Subject to the terms of the lock-up agreement, sales by the Oaktree Fund may be made at any time without further prior notice. Other than as disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or to other third parties regarding such matters.

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CUSIP NO.      09065H 10 5                       PAGE   6   OF    9    PAGES
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ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) Each of the Oaktree Fund and Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own 2,996,247 shares of Class A Common Stock or 13.3% of the Class A Common Stock outstanding (based on 22,345,876 shares of Class A Common Stock outstanding on February 25, 2000). Stephen A. Kaplan holds, but disclaims beneficial ownership of, options which are exercisable within 60 days from the date hereof to purchase 2,500 shares, or 0.1%, of the outstanding Class A Common Stock. To the best of the Oaktree Funds and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

  (b) Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Class A Common Stock held in the name of the Oaktree Fund and the Option Shares. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Class A Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (c) During the past 60 days, the Oaktree Fund made the following sales of Class A Common Stock in the open market:


         -------------------- ---------------------- ---------------------
            Date                 Amount                 Price
         -------------------- ---------------------- ---------------------
         2/1/00               10,000                   $30.0625
         -------------------- ---------------------- ---------------------
         2/2/00               10,000                   $30.25
         -------------------- ---------------------- ---------------------
         2/16/00              50,000                   $32.8875
         -------------------- ---------------------- ---------------------
         2/17/00              45,000                   $34.75
         -------------------- ---------------------- ---------------------
         2/18/00              20,000                   $37.00
         -------------------- ---------------------- ---------------------
         2/22/00              20,000                   $37.5625
         -------------------- ---------------------- ---------------------
         2/23/00              30,000                   $39.5729
         -------------------- ---------------------- ---------------------
         2/24/00              15,000                   $40.2667
         -------------------- ---------------------- ---------------------
         3/1/00               5,000                    $45.125
         -------------------- ---------------------- ---------------------
         3/5/00               16,500                   $45.1894
         -------------------- ---------------------- ---------------------
         3/8/00               10,000                   $41.25
         -------------------- ---------------------- ---------------------
         3/9/00               7,500                    $41.00
         -------------------- ---------------------- ---------------------


  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Class A Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Class A Common Stock.

  (e) Not applicable.

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CUSIP NO.      09065H 10 5                       PAGE   7   OF    9    PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.

Stephen A. Kaplan, a director of the Issuer and a principal of the Oaktree Fund, is eligible to participate in the Issuer's stock option plan and has received stock options pursuant to such plan. Pursuant to Oaktree policies, Mr. Kaplan cannot retain such stock options or shares issued pursuant thereto and assigns all pecuniary and voting interests, including sole discretion on the exercise and sale of such options, to the Oaktree Fund.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


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CUSIP NO.      09065H 10 5                       PAGE   8   OF    9    PAGES
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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 20th day of March, 2000.


OAKTREE CAPITAL MANAGEMENT, LLC


 /s/ Stephen A. Kaplan
---------------------------------------------
By:      Stephen A. Kaplan
Title:   Principal



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner


 /s/ Stephen A. Kaplan
---------------------------------------------
By:      Stephen A. Kaplan
Title:   Principal





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CUSIP NO.      09065H 10 5                       PAGE   9   OF    9    PAGES
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                                  EXHIBIT INDEX


       Exhibit Number                           Description
       --------------                           -----------

            1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.